SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                          INSITUFORM EAST, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                            PAR VALUE $.04 PER SHARE
                         (Title of Class of Securities)

                                   457662-10-4
                                 (CUSIP Number)

                                Robert W. Erikson
                                  CERBCO, Inc.
                                3421 Pennsy Drive
                               Landover, MD 20785
                                 (301) 773-1784

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                John Paul Ketels
                               Rogers & Wells LLP
                              607 14th Street, N.W.
                              Washington, DC 20005
                                 (202) 434-0700

                                 March 12, 1999
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. /     /


                         (Continued on following pages)

CUSIP No. 457662-10-4                13D

1.   NAME OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF ABOVE  PERSON (ENTITIES ONLY)

     CERBERONICS, INC. 54-0850359

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /   /
                                                       (b) /   /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                               7.   SOLE VOTING POWER

                                    1,514,141
NUMBER OF
SHARES                         8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:                        1,514,141

                              10.   SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,514,141

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /   /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.75%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 457662-10-4             13D

1.   NAME OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF ABOVE  PERSON (ENTITIES ONLY)

     CERBCO, INC. 54-1448835

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /    /
                                                       (b) /    /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                               7.   SOLE VOTING POWER

                                    1,514,141
NUMBER OF
SHARES                         8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                           9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:                        1,514,141

                              10.   SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,514,141

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /   /


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.75%

14.  TYPE OF REPORTING PERSON

     HC

                                  SCHEDULE 13D

         This Amendment No. 3 supplements and amends the statement on Schedule 13D originally filed with the Commission on March 25, 1985, as amended on June 19, 1986 and March 1, 1999 (the "Statement") with respect to the Common Stock, par value $.04 per share (the "Common Stock") of Insituform East, Incorporated, a Delaware corporation (the "Issuer"), including shares of Common Stock issuable upon conversion of the Issuer's Class B Common Stock, par value $.04 per share (the "Class B Common Stock").

Item 3.  Source and Amount of Funds or Other Consideration.

         To  the  extent  that  CERBCO  and   CERBERONICS   make  any  purchases
contemplated by this Amendment No. 3, such purchases will be effected using the working capital of CERBERONICS and/or CERBCO.

Item 4.  Purpose of Transaction.

         On February 16, 1999, Insituform Technologies, Inc. ("ITI"), by letter to the Issuer, proposed to acquire all of the outstanding shares of the Issuer for $2.50 per share in cash (the "Offer"). On the same day, ITI published its letter in a press release. On March 2, 1999, ITI, by letter to the Issuer (i) reiterated its Offer, (ii) requested that the Issuer respond to its Offer by March 10, 1999, and (iii) notified the Issuer that if it either did not respond or provided a negative response by that date, ITI would "proceed on a course designed to protect its shareholder's value by whatever means it deems appropriate." On the same day, ITI published its letter in a press release.

         The Issuer, by letter dated March 10, 1999, confirmed receipt of ITI's letters dated February 16, 1999 and March 2, 1999 and notified ITI that ITI's letters had been referred to the Issuer's board of directors for review. The Issuer further notified ITI that it would respond substantively to ITI's Offer after its board of directors had the opportunity to review carefully the proposal. On the same day, by letter to the Issuer, which was also publicly disseminated in a press release, ITI acknowledged receipt of the Issuer's letter and notified the Issuer that ITI was nonetheless withdrawing its Offer.

         The Issuer, through its wholly-owned subsidiary Insitu, Inc. ("Insitu"), is a party to a partnership agreement (the "Partnership Agreement") dated December 23, 1985, as amended, by and among Insitu (successor-in-interest to the Issuer), ITI (successor-in-interest to E-Midsouth, Inc., as successor-in-interest to Insituform Southeast, Inc.), and Insituform Southwest, Inc. (formerly Insituform California, Inc., successor-in-interest to Insituform Midsouth Investments, Inc.) ("Southwest" together with ITI and the Issuer, the "Midsouth Partners"). Under a sub-license agreement, dated December 2, 1985 (the "Midsouth Sub-License Agreement"), Midsouth Partners has the exclusive sub-license for the use of the Insituform(R) Process in the territory covering Tennessee and portions of Mississippi and Kentucky (the "Midsouth Territory"). Insitu has a 42.5% interest in Midsouth Partners, but as a result of a 1996 arbitration award in favor of Insitu, it has the right under the Partnership Agreement to appoint a majority of the members of the management committee of Midsouth Partners.

         On March 11, 1999, the day after ITI withdrew its Offer, Southwest, a subsidiary of ITI, advised Insitu and ITI that it was terminating the Partnership Agreement. On the same day ITI advised Midsouth Partners that, effective immediately, it was terminating the Midsouth Sub-License Agreement. On March 11, 1999, ITI also filed a declaratory action in the Chancery Court of Delaware seeking confirmation of ITI's ability to terminate the Midsouth Sub-License Agreement (the "Declaratory Judgment Action").

         By letter dated March 11, 1999, ITI notified the Issuer of its letter to Midsouth Partners and its intention to terminate the Midsouth Partnership Agreement and the Midsouth Sub-License Agreement. In the same letter, ITI apprised the Issuer that it intended, during the pendency of its Declaratory Judgment Action, to bid upon and undertake projects in the Midsouth Territory, under its own name or through other means.

         By letter dated March 17, 1999, ITI claimed that the Issuer, as a result of ITI's purported termination of the Midsouth License Agreement, no longer had the right to submit bids on new projects for which Midsouth Partners would use any of the patents, intellectual property, trademarks, copyrights or other property of ITI as such may relate to the Insituform(R) Process for cured-in-place pipe rehabilitation activities. In the same letter, ITI informed the Issuer that it would consider granting Midsouth Partners a limited, temporary, and non-exclusive license that would allow Midsouth Partners to complete certain projects currently in progress. On the same day, by letter to ITI, the Issuer advised ITI that its actions violate both the Partnership Agreement and the Midsouth Sub-License and that the Issuer intends to enforce its rights by all appropriate means. By letter dated March 18, 1999, ITI informed the Issuer that it was withdrawing its offer, conveyed to Midsouth Partners by letter dated March 8, 1999, to provide Midsouth Partners with a new tube supply agreement and that ITI would, on an exception basis only, offer to Midsouth Partners tube prices contained in its March 8, 1999 letter.

         On March 18, 1999, the Issuer filed a Form 8-K (the "8-K") with the U.S. Securities and Exchange Commission in which it disclosed that its board of directors is determined to protect the Issuer's rights and interests in Midsouth Partners and the Midsouth Sub-License Agreement. The Issuer, in its 8-K, also disclosed that it believes the purported termination by ITI of the Midsouth Sub-License is not effective, that the Midsouth Sub-License continues to operate, and that Midsouth Partners continues to have the exclusive right to perform the Insituform(R) Process under the Insituform name in the Midsouth Territory. The Issuer further disclosed that it believes ITI acted wrongfully in attempting to terminate the Partnership Agreement and the Midsouth Sub-License, and that its actions in purporting to terminate the Midsouth Sub-License and in submitting bids in the Insituform name in the Midsouth Territory violate both the Partnership Agreement and the Midsouth Sub-License. The Issuer stated in its 8-K that it intends to defend vigorously its interests in Midsouth Partners and the Midsouth Sub-License Agreement.

         Although the outcome and consequences of such proceedings cannot be ascertained at this time, and the results of such legal proceedings cannot be predicted with certainty, CERBCO and CERBERONICS believe that the Issuer has a strong legal position.

         From time to time CERBERONICS and CERBCO review the status of their investment in the Issuer with a view to determining how best to maximize the benefits of their investment. The options considered during these periodic reviews include (i) disposing of some or all of the shares, (ii) acquiring additional shares, or (iii) offering to acquire all of the shares not already beneficially owned by CERBERONICS and CERBCO for cash, securities, or a combination of both. CERBERONICS and CERBCO have concluded, after having evaluated current market conditions and the information set forth above, that the Common Stock is trading in a range of prices that would be attractive to purchase even if the Issuer were to lose its dispute with ITI regarding Midsouth Partners. Accordingly, CERBERONICS and CERBCO have decided to seek to buy additional shares of Common Stock. CERBCO and CERBERONICS expect that any such purchases would be made in open market transactions, at the then-prevailing market price, and executed through brokers on the National Association of Securities Dealers Automated Quotation System. CERBCO and CERBERONICS may change their plans to purchase Common Stock at any time.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 1999



                                     CERBERONICS, Inc.


                                      By:/s/ Robert W. Erikson
                                      -----------------------------------------
                                      Robert W. Erikson
                                      Chairman

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 1999



                                      CERBCO, Inc.


                                      By:/s/ George Wm. Erikson
                                      -----------------------------------------
                                      George Wm. Erikson
                                      Chairman